Filed by Wintrust Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Delavan Bancshares, Inc.
Wintrust Exchange Act File No.: 001-35077

Important Message To All Employees
I wanted to let you know that this afternoon our Board of Directors approved the signing of a definitive agreement whereby Wintrust Financial Corporation (“Wintrust”) would acquire Delavan Bancshares, Inc. (“Delavan”). The Board members are excited about the opportunity to combine resources with Wintrust. This is a great opportunity to partner with a successful organization that is like-minded in its philosophy of offering highly personalized customer-oriented retail and commercial banking services with financial capabilities to support further expansion. Also, by joining forces with Wintrust, it allows us to continue focusing on serving our customers, while at the same time providing our customers with access to a wider range of products and services. We clearly see benefits for our customers and shareholders and we look forward to joining the Wintrust family.
In the near future we will be having an all employee meeting, where representatives from Wintrust and its subsidiary Town Bank will provide us with information about their banks and the benefit programs they offer.
Please refer all shareholder or customer inquiries to me or Jon Martin. Only Jon or I are authorized to talk and/or give any statements to any and all media, voice or print. I appreciate you understanding the sensitivity of this.
If you have any questions, please don’t hesitate to talk to me or one of the members of Senior Management.
Important Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. This communication is being made in respect of a proposed transaction involving Wintrust and Delavan. In connection with the proposed transaction, Wintrust intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Wintrust common stock issuable in the transaction. Before making any investment decision regarding the transaction, stockholders of Delavan are urged to read all filings made by Wintrust in connection with the transaction, including the registration statement on Form S-4, carefully and in their entirety because they will contain important information. Investors may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) and by accessing Wintrust’s website (www.wintrust.com) under the heading “Investor Relations” and then under the link “Documents”.

Mike Murphy
President/CEO

Employee FAQs

1. Who is Wintrust?

•	Wintrust Financial Corporation is a financial holding company based in Rosemont, Illinois.

•
Wintrust provides community-oriented, personal and commercial banking services to customers located in the Chicago metropolitan area and in southeastern Wisconsin through its fifteen wholly-owned banking subsidiaries, as well as the origination and purchase of residential mortgages for sale into the secondary market through Wintrust Mortgage, a division of Barrington Bank and Trust Company, N.A.

•
Wintrust provides specialty finance services, including financing for the payment of commercial insurance premiums and life insurance premiums on a national basis through its wholly-owned subsidiary, First Insurance Funding Corporation and its Canadian premium finance company, First Insurance Funding of Canada, and short-term accounts receivable financing and outsourced administrative services through its wholly-owned subsidiary, Tricom, Inc. of Milwaukee.

•
Wintrust also provides a full range of wealth management services primarily to customers in the Chicago metropolitan area and in southeastern Wisconsin through three separate subsidiaries, The Chicago Trust Company, N.A., Wayne Hummer Investments, LLC and Great Lakes Advisors, LLC.

2. Why do Delavan and Wintrust want to engage in the merger?

•	Wintrust made a fair and compelling offer for our company and the merger is expected to provide significant value to Delavan’s shareholders.

•	Wintrust is a publicly-held company and the merger will provide access to a public trading market for Delavan’s shareholders whose investments currently are in a privately held company.

•
As a larger company, Wintrust can provide the capital and resources that Community Bank, CBD, a wholly-owned subsidiary of Delavan, needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers.

3. How will employees be advised of significant updates?

•	We are committed to timely communication with employees and will do our best to share information with employees at the same time our external stakeholders are informed.

•	We will continue to use our existing communication methods as well as adopting some new methods. More information on these tools will follow.

4. Who will be in charge of the combined companies?

•
Mike Murphy will remain employed with the combined company upon the completion of the merger and, working in conjunction with Wintrust and its subsidiary Town Bank, will continue to have oversight responsibility for our existing market area.

5. Will our pay and/or benefits change?

•
For the foreseeable future employees will continue to be paid as per their current terms and conditions. Subsequent to the acquisition, we expect to align our benefit programs with Wintrust’s benefit programs. Both companies have a similar philosophy on pay and benefits and both carry the pride of knowing that their employees are offered a strong, competitive total rewards packages.

•
Wintrust offers a wide range of employee benefits including an employee stock purchase plan which will allow employees to purchase shares of Wintrust’s common stock through payroll deductions at a discount.

•	There will be a number of considerations as we align our two companies, and we will make every effort to share information in a timely fashion.

6. Will I lose my leave and years of service?

•	Employees’ years of service for employment and related matters including such things as leave entitlement and benefits will be recognized.

7. What will this mean to me as a Delavan shareholder?

•
If you are a shareholder, a proxy statement will be mailed to you within the coming weeks. This document will contain all of the necessary information you need to make an informed decision about the shares you have.

•
Wintrust made a fair and compelling offer for our company – one that presents a high degree of certainty for all our stakeholders. This transaction will provide shareholders with an avenue to generate a good return on their investment.

8. Wintrust is a big company. Where would we be positioned within the Wintrust’s business divisions?

•
It is currently anticipated that Community Bank CBD will merge with Wintrust’s subsidiary, Town Bank, at or shortly after the transaction is completed. Town Bank has multiple Wisconsin branches including some in our general market area. Community Bank CBD and Town Bank locations will be complementary and will provide our respective customers with more locations to conveniently transact their banking business.

9. How will this affect our operations?

•
In the near term, we will continue to operate our business as usual. Subsequent to the closing of the transaction, there will be a number of operational considerations as we align our two companies, but every effort will be made to minimize the impact to our customers and staff. Wintrust has successfully integrated multiple bank acquisitions in the past and we expect the operation transition to be smooth.

10. Now that this has been announced, what is the process?

•
In a few weeks, Delavan will mail its proxy statement to shareholders, requesting they vote in favor of the merger. Shareholders will receive information in the mail that will given them all the details they need to make an informed decision.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. This communication is being made in respect of a proposed transaction involving Wintrust and Delavan. In connection with the proposed transaction, Wintrust intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Wintrust common stock issuable in the transaction. Before making any investment decision regarding the transaction, stockholders of Delavan are urged to read all filings made by Wintrust in connection with the transaction, including the registration statement on Form S-4, carefully and in their entirety because they will contain important information. Investors may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) and by accessing Wintrust’s website (www.wintrust.com) under the heading “Investor Relations” and then under the link “Documents”.

Customer FAQs

1. Who is Wintrust?

•	Wintrust Financial Corporation is a financial holding company based in Rosemont, Illinois.

•
Wintrust provides community-oriented, personal and commercial banking services to customers located in the Chicago metropolitan area and in southeastern Wisconsin through its fifteen wholly-owned banking subsidiaries, as well as the origination and purchase of residential mortgages for sale into the secondary market through Wintrust Mortgage, a division of Barrington Bank and Trust Company, N.A.

•
Wintrust provides specialty finance services, including financing for the payment of commercial insurance premiums and life insurance premiums on a national basis through its wholly-owned subsidiary, First Insurance Funding Corporation and its Canadian premium finance company, First Insurance Funding of Canada, and short-term accounts receivable financing and outsourced administrative services through its wholly-owned subsidiary, Tricom, Inc. of Milwaukee.

•
Wintrust also provides a full range of wealth management services primarily to customers in the Chicago metropolitan area and in southeastern Wisconsin through three separate subsidiaries, The Chicago Trust Company, N.A., Wayne Hummer Investments, LLC and Great Lakes Advisors, LLC.

2. Why do Delavan and Wintrust want to engage in the merger?

•	Wintrust made a fair and compelling offer for our company and the merger is expected to provide significant value to Delavan’s shareholders.

•	Wintrust is a publicly-held company and the merger will provide access to a public trading market for Delavan’s shareholders whose investments currently are in a privately held company.

•
As a larger company, Wintrust can provide the capital and resources that Community Bank, CBD, a wholly-owned subsidiary of Delavan, needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers.

3. What changes should we expect?

•	It is business as usual. You can expect Community Bank to continue to provide you with the same level of customer service and exceptional products that you have come to expect.

4. Now that this has been announced, what is the process?

•
In a few weeks, Delavan will mail its proxy statement to shareholders, requesting they vote in favor of the merger. Shareholders will receive information in the mail that will given them all the details they need to make an informed decision.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. This communication is being made in respect of a proposed transaction involving Wintrust and Delavan. In connection with the proposed transaction, Wintrust intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Wintrust common stock issuable in the transaction. Before making any investment decision regarding the transaction, stockholders of Delavan are urged to read all filings made by Wintrust in connection with the transaction, including the registration statement on Form S-4, carefully and in their entirety because they will contain important information. Investors may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) and by accessing Wintrust’s website (www.wintrust.com) under the heading “Investor Relations” and then under the link “Documents”.